Exhibit 99.1

KBSF enters into Employment Agreement with Sun Lei, its Chief Executive Officer

SHISHI, China, June 22, 2021 /PRNewswire/ -- KBS Fashion Group Limited (“KBS” or the “Company”) (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China and the operator of Luxventure, a social media platform, today announced that the Company has entered into an Employment Agreement with Sun Lei, our Chief Executive Officer. Under the Employment Agreement, Sun Lei shall receive a cash compensation of USD1.00 and, based upon our annual revenues as reported in our 2021 annual report, stock compensation as follows: (i)10,000 shares of ordinary stock for revenue of USD10,000,000; (ii) 100,000 shares of ordinary stock for revenue of USD20,000,000; (iii) 250,000 shares of ordinary stock for revenue of USD30,000,000; (iv) 500,0000 shares of ordinary stock for revenue of USD40,000,000; and (v) 1,000,000 shares of ordinary stock for revenue of USD50,000,000. The Employment Agreement has a term of 1 year and has been approved by the board of directors of the company and by the written consent of majority of the shareholders of the company.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of i) designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a KBS branded corporate store and over a number of multi-brand stores. KBS Fashion Group is the operator of Luxventure, a social media platform. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE KBS Fashion Group Limited

Related Links

http://www.kbsfashion.com